UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number    333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒                                      Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐               No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐               No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes   ☐               No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82-                                              .. )

                The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on March 30, 2004.

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: March 30, 2004	By:	Neil Burrows
	Name:	Neil Burrows
	Title:	Managing Director